Exhibit 99.1

Draganfly Launches Draganfly Blitz™ Advanced Optical Payload Product Line to Address Growing Demand for Best-in-Class, NDAA-Compliant Integrated Gimbal Systems

New payload ecosystem positions Draganfly as a next-generation North American provider of high-performance drone optics for defense, public safety, and critical infrastructure markets

Tampa, Florida — May 19, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced the launch of the Draganfly Blitz™ payload platform, a family of advanced electro-optical and infrared (“EO/IR”) payloads and stabilized gimbal systems developed in partnership with Blitz Technologies.

Under the agreement, Draganfly will serve as the exclusive integrator, distributor, and commercialization partner for Blitz Technology across North America and the broader Americas market.

The launch marks Draganfly’s strategic entry into one of the fastest-growing and most supply-constrained segments of the global unmanned systems industry: mission-critical optical payloads for intelligence, surveillance, reconnaissance (“ISR”), tactical overwatch, force protection, and autonomous systems.

The global EO/IR gimbal and drone payload market is estimated to exceed $12 billion annually by 2030, driven by accelerating defense modernization programs, border security requirements, autonomous warfare initiatives, and rapidly expanding demand for drone-based ISR capabilities.

Across North America and allied nations, government agencies and defense operators are increasingly seeking secure, NDAA-aligned alternatives to legacy payload suppliers amid rising geopolitical tensions, extended procurement timelines, and growing operational demand for scalable drone systems.

The Draganfly Blitz platform is designed to meet that demand with:

●	lower acquisition costs,
●	rapid production scalability,
●	reduced delivery timelines,
●	modular integration capability,
●	and high-performance optical systems optimized for real-world operational deployment.

“Modern conflicts and public safety operations have fundamentally changed the economics of ISR,” said Cameron Chell, CEO of Draganfly. “Operators will no longer be locked into the existing solutions, but now have access to best-in-class solutions and support. This addresses the need across defense, government, and commercial markets for rapidly scalable, deployable, and mission-ready integrated optical platforms that can be fielded quickly and affordably across large autonomous fleets.”

“Draganfly Blitz is designed to address that market reality.”

The new payload family includes the Draganfly Blitz Spectrum 300™, Spectrum 500™, Spectrum 800™, Spectrum 1600LR™ systems, as well as other products offering combinations of:

●	4K and Full HD electro-optical imaging,
●	thermal infrared capability,
●	laser rangefinding,
●	stabilized multi-axis gimbals,
●	and lightweight SWaP-optimized configurations for Group 1–3 unmanned systems.

The systems are engineered for:

●	defense ISR,
●	tactical reconnaissance,
●	search and rescue,
●	border and maritime security,
●	disaster response,
●	infrastructure inspection,
●	and public safety operations.

The compact Spectrum 300 weighs under 300 grams and provides dual EO/IR capability optimized for lightweight platforms and autonomous drone systems. The larger Spectrum 800 and Spectrum 1650LR systems add advanced long-range imaging and laser rangefinding capability designed for extended ISR and tactical overwatch missions.

Industry demand for compact EO/IR systems has accelerated sharply as lessons from Ukraine, the Middle East, and Indo-Pacific security planning continue to drive investment toward low-cost autonomous systems and distributed ISR architectures.

Additionally, the Blitz product line is working in partnership with Corlens to integrate Corlens Inside ™ , the first non-germanium, nano-fabricated metalens technology, making payloads, smaller, lighter, and not dependent on rare earth elements.

The partnership significantly expands Draganfly’s vertically integrated drone solutions ecosystem by adding advanced optical payload capability to its existing portfolio of airframes, software, AI systems, and operational support solutions.

“Payloads have become one of the defining components of modern unmanned systems,” continued Chell. “The ability to rapidly detect, identify, track, and act on information in contested or time-sensitive environments is now central to mission success.”

“By integrating Blitz Technology into the Draganfly ecosystem, we are creating a North American platform capable of delivering high-performance optical capability aimed to achieve the scale and speed and price point today’s market increasingly requires.”

The agreement also includes coordinated engineering, integration, training, customer support, and go-to-market activities Draganfly will lead customer engagement, demonstrations, integration, sales, and support operations throughout the Americas.

The Draganfly Blitz payload platform will officially debut at SOF Week 2026 in Tampa, Florida, where the Company will showcase the systems to military, special operations, government, and allied defense partners.

About Blitz Technology

Blitz Technology develops advanced optical payload and gimbal systems for unmanned platforms, supporting defense, government, and commercial applications. Its Spectrum product line includes lightweight, stabilized EO/IR payloads, thermal imaging systems, laser rangefinders, and long-range optical solutions designed for mission-critical drone operations.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:
NASDAQ (DPRO)
CSE (DPRO)
FSE (3U8A)

Media Contact
Draganfly
Erika Racicot
Media@draganfly.com

Company Contact
Cameron Chell
Chief Executive Officer
(306) 955-9907
info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements to the effect that the global EO/IR gimbal and drone payload market is estimated to exceed $12 billion annually by 2030, that the product addresses the need across defense, government, and commercial markets for rapidly scalable, deployable, and mission-ready integrated optical platforms that can be fielded quickly and affordably across large autonomous fleets, and that Draganfly Blitz is designed to address that market reality. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.